VENOMYX, INC.

Unaudited Financial Statements For The Years Ended December 31, 2018

March 20th, 2019

Balance Sheet

Venomyx Therapeutics
For the Years Ended December 31, 2018
Unaudited

Account	31-Dec-18
Assets	
Current Assets	
Cash	
Business Checking	0
Total Current Cash	**0**
Fixed Assets	
Proprietary Antibody Libraries	20,000
Antibody Candidates	120,000
Intellectual Property	50,000
Equipment	20,000
Total Assets	**210,000**
Liabilities and Equity	
Liabilities	
Long Term Liabilities	
Convertible Debt	177,500
Deffered Payment	25,000
Total Liabilities	**202,500**
Shareholder's Equity	
Common Stock (7,134,155 shares issued and outstanding, $0.001 par value)	7,134,155
Owner's Contribution	284,500
Total Equity	**7,134,155**
Total Liabilities and Equity	**7,336,655**
Shareholders' Equity	
Common Stock (7,134,155 shares issued and outstanding, $0.001 par value)	7,134,155
Additional Paid in Capital (Owner's Contribution?)	284,500
Retained	
Total Shareholders' Equity	

Income Statement

Venomyx Therapeutics

For the Years Ended December 31, 2018

Unaudited

Account	2018
Revenues	**0**
Operating Expenses	
Advertising	0
Bank Service Charges	47
Dues & Subscriptions	1,849
General Expenses	1,315
Office Expenses	0
Payroll Tax Expense	0
Postage & Delivery	181
Rent	1,500
Research Expenses	5,364
Travel	969
Wages and Salaries	0
Total Operating Expenses	**11,225**
Loss before provision for income taxes	**(11,225)**
Provision for income taxes	**0**
Net Loss	**(11,225)**

Statement of Cash Flows

Venomyx Therapeutics
For the Years Ended December 31, 2018
Unaudited

Account	2018
Operating Activities	
Cashflow from operating activites	(11,225)
Net Loss	**(11,225)**
Financing Activities	
Other cash items from financing activities	0
Net Cash Flows from Financing Activities	**0**
Net Cash Flows	**(11,225)**
Cash and Cash Equivalents	
Change in cash for period	(11,225)
Cash and cash equivalents at beginning of period	11,225
Cash and cash equivalents at end of period	**0**

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Venomyx, Inc. ("the Company") is a corporation organized February 25th, 2015 under the laws of the State of Delaware. The Company operates as a biopharmaceutical company in San Diego, California performing research and development of clinical antitoxin therapies.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of cash on deposits which, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash was held in a financial institution. Deposits in interest bearing and non-interest bearing accounts, in aggregate, not exceeding $250,000 are insured by the FDIC. At December 31, 2018, the bank accounts did not exceed the balance insured by the FDIC.

Convertible Notes

The Company has convertible notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 1% per annum and have twelve month terms, with the earliest commencing in December of 2017. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

Income Taxes

The Company uses the liability method for accounting for income taxes. Under such method, deferred income taxes are recognized based on the differences between financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company has not provided any deferred tax assets or liabilities as these amounts are not significant.

The Financial Accounting Standards Board ("FASB") issued the Accounting Standard Codification ("ASC") 740-10, "Income Taxes," which defines as uncertain tax position as a tax position taken in a filed return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax positions in the aggregate could differ from the amount recognized.

The Company's policy for deducting interest and penalties is to treat interest as interest expense and penalties as taxes. The Company had not accrued any amount for the payment of interest or penalties related to any uncertain tax positions at December 31, 2018, as its review of such positions indicated that such potential positions were minimal. The Company is subject to federal and state tax examination for the year 2019 forward.